Exhibit 99.4

Deloitte & Touche LLP
2800 - 1055 Dunsmuir Street
4 Bentall Centre
P.O. Box 49279
Vancouver BC V7X 1P4
Canada

Tel: 604-669-4466
Fax: 778-374-0496
www.deloitte.ca

November 28, 2012

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission – Securities Division
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
New Brunswick Securities Commission
Nova Scotia Securities Commission

Dear Sirs/Mesdames:

Re:	Silvercorp Metals Inc. (the “Company”) - Notice of Change of Auditor

As required by National Instrument 51-102, we confirm that we have reviewed the information contained in the notice of change of auditor (the “Notice”) issued on November 26, 2012 by the Company and, based on our knowledge of such information at this time, we agree with the information contained in the Notice, except that we have no basis to agree or disagree with the statement that there have been no reportable events with Ernst & Young LLP in connection with the audits for the period commencing at the beginning of the Company`s two most recently completed financial years and ending on the Resignation Date.

We understand that a copy of the Notice and this letter will be provided to the shareholders of the Company and filed on SEDAR.

Yours truly,

Chartered Accountants